Exhibit 12.1

Ratio of Earnings to Fixed Charges(1)	Year ended December 31
in NIS millions, other than ratio computation	2012	2011	2010	2009	2008

Pre-tax income (loss)	3,215	2,381	2,079	558	(3,256)
Adjustments:
Group share in earnings of equity-accounted investees	(299)	(334)	(171)	268	86
Distribution of income from equity-accounted investees	389	88	71	—	—
Fixed Charges	2,162	2,062	1,859	1,916	1,723
Capitalized interest	(132)	(105)	(114)	(169)	(129)

Earnings as defined (loss)	5,335	4,092	3,724	2,573	(1,576)

Fixed Charges
Interest expense	1,978	1,910	1,700	1,722	1,569
Net amortization of debt discount (premium) and issuance costs	53	47	45	25	25
Capitalized interest	132	105	114	169	129

Fixed Charges	2,162	2,062	1,859	1,916	1,723

Ratio of Earnings to Fixed Charges	2.5	2.0	2.0	1.3	*

*	Earnings for the year ended December 31, 2008 were insufficient to cover combined fixed charges due to the loss recognized in 2008. Other than the year ended December 31, 2008, there are no periods in which earnings were insufficient to cover combined fixed charges.

(1)	We have early adopted, starting with our financial statements dated June 30, 2012, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 28R, Investments in Associates and Joint Ventures, and IAS 27R – Separate Financial Statements. Additionally, we implemented the amendment to IAS 12 in the first quarter of 2012 as prescribed by IFRS (collectively: the “New IFRSs”). According to the transition provisions of the New IFRSs, we retrospectively adjusted the comparative numbers for the years ended December 31, 2011 and 2010, with the effective adoption date being January 1, 2010. Accordingly, the data shown above for the years ended December 31, 2009 and 2008 are as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned years, we estimate the impact on the Ratio of Earnings to Fixed Charges in those years would have been immaterial.